Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated April 24, 2020, except for Note 2 as to which the date is June 12, 2020 and Notes 11 and 14 as to which the date is August 17, 2020, with respect to the consolidated balance sheets of Universe Pharmaceuticals Inc. as of September 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2019, included herein. We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ Friedman LLP

New York, New York

December 2, 2020